EXHIBIT 99.1

Brookfield Business Corporation Completes 2022 Annual Filings

BROOKFIELD, NEWS, March 17, 2023 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) today announced that it has filed its 2022 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2022, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available on our website at https://bbu.brookfield.com/bbuc in the Reports & Filings section and a hard copy will be provided to shareholders free of charge upon request.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $800 billion of assets under management.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com